FILED BY GREEN BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: PATRIOT BANCSHARES, INC.

COMMISSION FILE NO. 132-02795

The following is an article by Andrea Rynbaugh that appeared in the Houston Chronicle on May 27, 2015, and was posted subsequently to the Green Bancorp, Inc. (“Green”) website, in connection with the announcement by Green that Green and Patriot Bancshares, Inc. (“Patriot”) have entered into a definitive merger agreement pursuant to which Patriot will merge with and into Green.

Cautionary Statement Regarding Forward-Looking Statements

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green’s and Patriot’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green’s reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Green’s and Patriot’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Green and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Green and Patriot. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Green ‘s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Green with the SEC may be obtained free of charge at Green’s investor relations website at investors.greenbank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Green upon written request to Green Bancorp, Inc., Attn: Investor Relations, 4000 Greenbriar Street, Houston, TX 77098 or by calling (713) 275-8220.

In connection with the proposed transaction, Green intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Patriot and Green and a prospectus of Green, and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Patriot and Green are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Green by writing to the address provided above.

Green and Patriot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about Green Bancorp’s participants may be found in the definitive proxy statement of Green relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 30, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Merger to Bring Two Locally Based Banks Together

May 27, 2015

By Andrea Rumbaugh

Green Bancorp announced Wednesday that it will buy local competitor Patriot Bancshares for about $139 million.

“This acquisition is a significant step toward achieving our strategic goal of becoming a $5 billion asset bank,” said Manny Mehos, chairman of Green Bank, during a conference call with investors.

The combined Houston-based banks will have 23 locations and roughly $3.6 billion in assets. The bank, operating as Green Bancorp and its subsidiary Green Bank, will focus on businesses with $1 million to $100 million in revenues.

This is Green Bancorp’s sixth acquisition since 2006, and Mehos hopes there are several more to come.

“We’re going to be out searching for more,” he said. “That’s no exaggeration.”

Geoff Greenwade, president and CEO of Green Bank, said the two banks both target middle-market business clients and have branches in the same cities. Patriot Bancshares will add six locations in the Houston area and three in the Dallas area, strengthening Green Bancorp’s existing presence in these areas.

“Having the right locations is a key component to our success, and Patriot’s branches complement ours well, “Greenwade said.

Once the stock deal is completed, the company will have 12 banks in the Houston area, nine in the Dallas area, one in Austin and one in Louisville, Ky. Greenwade doesn’t expect to close any branches and said the bank will look to see if it needs to lay off employees after the deal is completed.

Dan Bass, managing director of investment banking for bank advisory firm Performance Trust Capital Partners, said the combined bank will be a big competitor in Houston.

‘Good for Houston’

“It’s good for Houston,” he said. “It creates another large, local player that should be successful.”

And having $3.6 billion in assets puts Green Bancorp in the sweet spot, said C.K. Lee, Dallas-based managing director for Commerce Street Capital. The boutique investment banking firm focuses on the financial services sector.

He said banks with $3 billion to $7 billion in assets tend to drive better returns for their shareholders than their larger and smaller peers. Green Bancorp had $2.3 billion in assets as of March 31.

Across the nation, banks are consolidating. Lee said their stocks are performing well overall, which helps with deals, and high regulatory costs are pushing smaller banks to be acquired by larger ones that can handle the expense.

“We think consolidation in general will continue at a strong pace,” he said.

The deal is expected to close in the fourth quarter. Once finalized, Green Bancorp shareholders will own about 71 percent of the stock and Patriot Bancshares shareholders will own about 29 percent.

Vice chairman

The company will be led by Green Bancorp’s management team. Don Ellis, chairman and CEO of Patriot Bancshares, will become vice chairman of the board.

Ellis views the deal as a merger instead of an acquisition.

Being larger allows the bank to provide its clients with additional services at lower costs, Ellis said.

“It’s a 100 percent stock transaction,” he said. “We’re buying into Green Bank and the future we can create together.”

Green Bancorp’s stock closed Wednesday at $13.39, up 43 cents on the day.

The deal was announced after stock market closed.